Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Audit Committee
United Western Bancorp, Inc. 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of United Western Bancorp, Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Western Bancorp, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Denver, Colorado
June 30, 2008

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

United Western Bancorp, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

ASSETS

Investments	$10,475,498	$9,650,651

Receivables:
Participant contributions	-	34,982
Employer contributions	-	17,869
Total receivables	-	52,851

Total assets	10,475,498	9,703,502

LIABILITIES

Excess contributions	25,986	75,308
Other liabilities	1,563	9,939
Total liabilities	27,549	85,247

NET ASSETS AVAILABLE FOR BENEFITS	$10,447,949	$9,618,255

See Notes to Financial Statements.

United Western Bancorp, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributable to:
Investment income:
Interest and dividends	$754,647
Contributions:
Participants	1,083,279
Employer	318,554
Amounts rolled over from other plans	228,059
Total additions	2,384,539

Deductions from net assets attributable to:
Net depreciation in fair value of investments	170,346
Benefits paid to participants	1,383,124
Service charges	1,375
Total deductions	1,554,845

Net increase	829,694

Net assets available for benefits:
Beginning of year	9,618,255
End of year	$10,447,949

See Notes to Financial Statements.

United Western Bancorp, Inc. 401(k) Plan

Notes to Financial Statements

Note 1.  Plan Description

The following description of the United Western Bancorp, Inc. 401(k) Plan (the Plan) (formerly known as the Matrix Bancorp, Inc. 401(k) Plan)  is provided for general information purposes only.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General and eligibility:  The Plan is a defined contribution plan covering substantially all employees of United Western Bancorp, Inc. and subsidiaries (the Company and Plan Sponsor) who have attained age 21.  The Company acts as the plan administrator.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and investment options:  Participants may elect to contribute an amount of their compensation not to exceed a maximum allowed by federal regulations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company makes a matching contribution equal to 50% of the Participant’s elective deferral contribution, not to exceed 6% of the Participant’s eligible compensation.  The Company also may make discretionary contributions to the Plan.  No discretionary contributions were made in 2007 or 2006.  Upon enrollment in the Plan, a Participant may direct employee and employer contributions in any of the investment options offered by the Plan.  Participants may change their investment options at any time.

Based upon discriminatory testing required by the IRS, certain Plan Participants have contributed amounts in excess of nondiscriminatory limits for the plan years ended December 31, 2007 and 2006.  These amounts, $25,986 and $75,308, were reflected as excess contributions payable as of December 31, 2007 and 2006, respectively.

Participant accounts:  Each Participant’s account is credited with the Participant’s rollover contribution, Participant’s elective deferral contribution, the Company matching contribution and discretionary contributions, if any, and allocation of Plan earnings or losses thereon and service charges.  Allocations are based on Participant earnings or account balances, as defined in the Plan.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting:  Participants are immediately vested in their elective salary deferral contributions plus earnings thereon.  Employer contributions vest as follows: 20% after the completion of one year of service, 40% after the completion of two years of service, and 100% after the completion of three years of service.  In the event of Plan termination, death, attainment of normal retirement age or permanent or total disability, Participants will become 100% vested in their account balances.

Payment of benefits:  Withdrawals from the Plan may be made by a Participant or beneficiary upon termination of employment, retirement, disability, death or termination of the Plan.  The vested balance of a Participant’s account will be distributed to the Participant or beneficiaries in a lump sum or rollover into another qualified plan.

United Western Bancorp, Inc. 401(k) Plan

Notes to Financial Statements

Participant loans:  Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance.  The Plan document states the maximum term of the loan is five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time (determined at the time the loan is made), will be used as the principal residence of the Participant.  The loans are secured by the balance in the Participant’s account and accrue interest at a fixed rate, which are based on the prime rate of interest at the inception date of the loan plus 1%.  Such rates ranged from 5.00% to 9.25% at December 31, 2007 and 2006.  Principal and interest are payable through semimonthly payroll deductions.

Forfeitures:  Forfeitures, as defined by the Plan, are first made available to reinstate previously forfeited account balances of former Participants who were reemployed by the Company before a one-year break in service occurs.  Remaining forfeitures, if any, are allocated to reduce future Company matching contributions.  At December 31, 2007, forfeitures to be used as future Company matching contributions were $5,048.

Note 2.  Summary of Significant Accounting Policies

Basis of accounting:  The accompanying financial statements are prepared on the accrual basis of accounting.

Investment valuation and income recognition:  The Plan’s investments are stated at fair value. Cash and cash equivalents are valued at cost, which approximates fair value.  Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year-end.  The common collective trust fund is valued by the trustee of the Plan's assets based upon the estimated fair value of the underlying investments compromising the fund. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts, held by a defined-contribution plan, are required to be reported at fair value.  The US Bank Stable Asset Fund is comprised of investment contracts valued at contract value as estimated by the trustee, which approximates fair value.  The value of the investment in the US Bank Stable Asset Fund was $417,120 and $373,216 as of December 31, 2007 and 2006, respectively. The fair value of Participant loans receivable was determined to be equal to the unpaid principal balance.  Investment transactions are recorded on a trade date basis.  Gains and losses on sales of investments are determined using the average-cost method.  Interest is recorded when earned.  Dividends are recorded on the ex-dividend date.

Use of estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of benefits:  Benefits are recorded when paid.

New accounting pronouncement:  In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

United Western Bancorp, Inc. 401(k) Plan

Notes to Financial Statements

Note 3.  Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Substantially all administrative expenses of the Plan are paid directly by the Company.

Note 4.  Investments and Related Party-in-Interest Transactions

Effective July 1, 2006, the Plan allowed Participants to direct their account balance in a collective trust of which the underlying asset was common stock of the Company.  There were $230,567 of Plan assets invested in the United Western Bancorp Stock Fund at December 31, 2006. Effective September 22, 2007, the Plan allows Participants to direct their account balance in common stock of the Company.  There are $467,886 of Plan assets invested in United Western Bancorp Stock at December 31, 2007.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2007	2006
American Beacon Balanced Fund	$573,455	$725,719
Allegiant Multi-Factor Sm Cap Val I	*	920,341
First American Large Cap Value Fund Y	1,069,147	1,084,210
First American Mid Cap Growth Opp Y	1,155,279	876,461
Goldman Sachs Mid Cap Value Fund Inst	1,603,882	1,528,704
James Small Cap Fund	797,778	*
Managers Special Equity Fund	633,953	580,049
T. Rowe Price Blue Chip Growth	890,239	702,695
UMB Scout International Fund	1,836,122	1,588,126

*Balance less than 5% of Plan assets.

During the year ended December 31, 2007 the Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

Net Appreciation/
(Depreciation)
In Fair Value

Mutual funds	$(154,556)
Common/collective trusts	9,831
Common stock	(25,621)
$(170,346)

United Western Bancorp, Inc. 401(k) Plan

Notes to Financial Statements

Note 5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination of the Plan, all of the Participants affected would immediately become fully vested in their accounts at the date of termination.

Note 6.  Tax Status

Effective September 21, 2007, with the transition from US Bank Retirement Solutions to Great-West Retirement Services as Third Party Administrator and Discretionary Trustee of the Plan, the Plan adopted the prototype plan document of Orchard Trust Company, the trust subsidiary of Great-West Retirement Services.  This prototype plan document received a favorable determination letter from the Internal Revenue Service on November 27, 2001.

Note 7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 8.  Related-Party Transactions

Certain Plan investments were common/collective trusts managed by US Bank in 2006 and through September 20, 2007.  When US Bank Retirement Solutions became part of Great West Retirement Services the US Bank common/collective trusts were transferred to Great West and are now offered through Orchard Trust Company.  As such those transactions qualify as party-in-interest transactions.

United Western Bancorp, Inc. 401(k) Plan	Schedule H - Part IV, Line 4i

Schedule of Assets (Held at End of Year)
December 31, 2007

	Number of
Description	Shares/Units	Fair Value

Mutual funds:
American Beacon Balanced Fund	40,214	$573,455
First American Large Cap Value Fund Y	56,064	1,069,147
First American Mid Cap Growth Opp Y	26,749	1,155,279
First American Prime Obligations Fund Y	34,423	34,423
Goldman Sachs Mid Cap Value Fund Inst	45,002	1,603,882
James Small Cap Fund	36,512	797,778
Managers Special Equity Fund	9,865	633,953
T. Rowe Price Blue Chip Growth	22,129	890,239
T. Rowe Price Real Estate	13,121	251,659
Templeton Global Bond A	12,895	147,265
UMB Scout International Fund	49,121	1,836,122
Vanguard Inter-Term Corporate Fund	39,435	386,068

Common/collective trusts:
US Bank Awaiting Purchase Fund	405	405
US Bank Stable Asset Fund	11,198	417,120

Common stock:
United Western Bancorp Stock*	23,394	467,886

Cash and cash equivalents		1,563

Participant loans, maturities through October 2034;
interest rates range from 5.00% to 9.25%*		209,254
		$10,475,498

*Represents a party-in-interest.